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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549




                            SCHEDULE 14D-9
                          (AMENDMENT  NO. 5)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934


                            ITT CORPORATION

                       (Name of Subject Company)


                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)


                      COMMON STOCK, NO PAR VALUE
 (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                           PURCHASE RIGHTS)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)





                         RICHARD S. WARD, ESQ.
                       EXECUTIVE VICE PRESIDENT,
                GENERAL COUNSEL AND CORPORATE SECRETARY
                            ITT CORPORATION
                      1330 AVENUE OF THE AMERICAS
                        NEW YORK, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            WITH A COPY TO:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000


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                             INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         The response to Item 7 is hereby amended by adding the following after the final paragraph of Item 7:

         On March 6, 1997, the Company entered into an agreement in principle to sell its 50% interest in the Madison Square Garden sports and entertainment properties ("MSG") to Cablevision Systems Corporation ("Cablevision"). Under the terms of the agreement in principle, Cablevision will pay the Company $500 million in cash for a 38.5% interest in MSG upon closing, which is expected to occur late in the second quarter of 1997. The Company will also have a "put" option to require Cablevision or MSG to purchase half of the Company's continuing 11.5% interest in MSG for $75 million on June 1, 1998 and the other half of this continuing interest for an additional $75 million on June 1, 1999. The transaction is subject to the negotiation and execution of definitive documentation, antitrust approval, approval of the National Basketball Association and National Hockey League and certain other conditions. A copy of the letter of intent and a press release announcing the transaction are filed as Exhibits 36 and 37 hereto,

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respectively, and are incorporated herein by reference.  The foregoing description of the letter of intent is qualified in its entirety by reference to the letter of intent.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The response to Item 8 is hereby amended by adding the following after the paragraph describing the Hilton Preliminary Injunction Motion:

         On March 5, 1997, the Court held a hearing in respect of the Hilton Preliminary Injunction Motion, which sought to enjoin the Company (i) from increasing the size of the Board or, alternatively, requiring the Company to give Hilton the opportunity to supplement the individuals it nominates for the Board and (ii) from amending the Company's by-laws "to impede in any way the effective exercise of the stockholder franchise in connection with electing directors" at the 1997 annual meeting. On March 6, 1997, the Court issued an order denying the Hilton Preliminary Injunction Motion. A copy of the order is filed as Exhibit 38 hereto and is incorporated herein by reference.


ITEM 9.  EXHIBITS.

         The response to Item 9 is hereby amended by adding the following new exhibits:

36. Letter of intent among ITT MSG Inc., ITT Eden Corp., Rainbow Garden Corp. and Garden L.P. Holding Corp. dated March 6, 1997.

37. Press release dated March 6, 1997.

38. Order of the Honorable Philip M. Pro dated March 6, 1997.


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                               SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                   ITT CORPORATION



                   By   /s/ RICHARD S. WARD
                      -----------------------------------
                      Name: Richard S. Ward
                      Title: Executive Vice President,
                             General Counsel and
                             Corporate Secretary


Dated as of March 7, 1997

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                             EXHIBIT INDEX

Exhibit                       Description                              Page No.
-------                       -----------                              --------

(36)     Letter of intent among ITT MSG Inc., ITT Eden Corp.,
         Rainbow Garden Corp. and Garden L.P. Holding Corp. dated
         March 6, 1997 . . . . . . . . . . . . . . . . . . . . .

(37)     Press Release dated March 6, 1997 . . . . . . . . . . .

(38)     Order of the Honorable Philip M. Pro dated March 6, 1997


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